

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2014

<u>Via facsimile</u>
Mr. Ron Weissberg
ADB International Group, Inc.
1440 West Bitters Road, #1931
San Antonio, TX78248

> **Re: ADB International Group, Inc. (the "Company")**
> **File No.: 0-54862**

Dear Mr. Weissberg,

In your letter dated January 23, 2014, you state that the Company has selected January 1, 2010 as its date for re-entry into the development stage. You request a waiver from the audit requirement for the year ended December 31, 2010.

Based on the information provided, we will not object to your proposal. However, the Company should continue to provide the cumulative data on an unaudited basis.

The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3747.

Sincerely,

Tricia Armelin
Associate Chief Accountant